SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2009

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2009, incorporated by reference herein:

Exhibit

99.1   Release dated April 1, 2009, entitled "RESULTS OF GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 3, 2009   By: /s/ Themba Gwebu
                                           Name: Themba Gwebu
                                           Title: Company Secretary

Exhibit 99.1

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

RESULTS OF GENERAL MEETING

The company is pleased to announce that, at the general meeting held yesterday to consider the acquisition by the DRDGOLD group of the 50% interest held by the Mintails group in the Elsburg Gold Mining Joint Venture ("the transaction"), all the resolutions were passed by the requisite majorities of votes.

The transaction is accordingly now unconditional.

Randburg
1 April 2009

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